INVEST IN **CARLOCITY**

# Anonymous car shopping - making car shopping easy & reducing discrimination!



carlocity.com    Surprise AZ    [f] [◯]        | Technology | Software | Retail | Marketplace | Automotive |

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**OVERVIEW**    UPDATES    WHAT PEOPLE SAY 23    ASK A QUESTION

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## Highlights

**(1)** Zero to paying customer ($1k MRR) in <90 days, 5 more in trials. Only about 17k more to go!

**(2)** CarLocity's anonymous platform prevents discrimination in the car purchasing process.

**(3)** $1.01 Trillion market ripe for disruption with both car shoppers and dealerships ready for change.

**(4)** Car Buyers prefer CarLocity's experience by 47% over car shopping websites!

**(5)** Car Buyers prefer CarLocity's experience by 72% over online-only dealers!

**(6)** CarLocity's Deal Shopper (intake page) converts >20%!

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## Our Team



**Peter Difilippantonio**  Founder & CEO

U.S. Navy Veteran, then the startup world for 20 years. A Founding member of one of the fastest growing companies of the 2000s (3x Inc 500!). Seasoned startup leader with GSD attitude and motivation. Positive, solution-minded, optimistic realist!

Our Founder had two horrible car shopping experiences and realized car shopping is broken. He came up with the CarLocity process and tried it using his own purchase - transforming the car SALES process into a car BUYING process. CarLocity is here to make it faster, easier, more transparent, and to reduce discrimination in the buying process.



**Dave Moylan**  Advisor

Former COO of LexisNexis. Current CEO of Dataram. Expertise in Operations, Finance, and M&A



**Jason Gunn**  Advisor

Startup veteran with recent successful exit. Expertise in Marketing, Data

SEE MORE

# First, some facts:

- 1 in 5 Americans would rather *give up sex for a month* than haggle the price of a car (Edmunds survey)

- 65% of Americans think car dealers are <u>unethical</u> (KPMG)

- Discrimination is more than common: 62.5% of **better-qualifed** non-white car buyers receive higher-cost purchase options than their white counterparts (National Fair Housing Authority 2018)







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|---|---|---|
| of the time, better qualified Non-White testers received more costly pricing options than their White counterparts. | Non-White testers who were subject to discrimination would have paid $2,662.56 more over the life of their loan as compared to less-qualified White testers. | 75% percent of the time, White testers were offered more financing options than non-white testers. |

Source: National Fair Housing Authority Car Buying Study 2018

Now that we have your attention...some background

# Executive Summary:

CarLocity is an anonymous car shopping platform that provides car shoppers with a secure way to shop their local dealerships for cars without being subjected to discrimination in the shopping/pricing process and without being harassed or their phone getting "blown up."  Dealers receive qualified, specific orders for vehicles (we call them "deal requests") and provide written deals back with line-item pricing - selling price, tax, licensing, doc prep, dealer fees etc... in a transparent offer sheet (we call them "deal sheets"). Buyers then either reply "interested" and CarLocity will coordinate a test drive, or "reject" and CarLocity will send them a survey to help us and the dealer perform better over time.

How did we get to this solution? Glad you asked!

The car that started it all....



## CarLocity is Born....

The idea of CarLocity was born in January 2020, when our Founder - Peter D. - needed to upgrade his commute vehicle. After doing what most of us do - going to a car shopping website, looking at different cars, picking one, then putting his information in - he suffered two HORRIBLE dealership experiences. Price changed. Bait-and-switched. Shown vehicles completely out of the plan. Sat in one dealership for over.....5......hours....

Then he walked out frustrated. The next day, he came up with the process that would be the start of CarLocity...he then engineered the best car buying experience of his life and decided it needed to be shared with the world!

## Dealer & Buyer Interviews

Over the next 5 months, we interviewed dozens of car dealership employees - primarily leadership and sales - and over 100 consumers to determine what was broken and how to solve it in a way that was attractive to both parties in the marketplace.

What we learned is this:

**Buyers** (most of them) would prefer to purchase their vehicle from a local dealership because they want to see, smell, and drive the vehicle before purchasing.... but they want to keep their information private until as late in the process as possible. They want fair, honest, and straightforward pricing. And they want to be out of the dealership in about an hour.

**Dealers** just want people to come in and buy a car, but fewer and fewer people are doing that. In fact, less than 13% of car buyers simply drive to the lot. These dealers are purchasing leads that close at alarmingly low rates (6-8% is considered the norm). The average franchised dealer (one that sells new cars) spends over $50k per month on lead services alone!

## The Solution

Peter then went into solution building mode and - with the help of a few friends - he came out with the CarLocity anonymous car shopping solution!

Better to show you than a lengthy explanation:



## Market Testing

With the MVP launched, we began market testing with geo-targeted marketing in the Northwest Phoenix, AZ area and began getting Buyers to the site and driving Deal Requests for dealers. We also commissioned a 3rd party survey of car shoppers to determine the Buyer-side efficacy of our solution.

What we learned about CarLocity Buyers in Market Test phase:

- 34% Plan to purchase in the next 7 days or less

- 72% seek vehicles priced at $15,000 or more (16% over $40k!)

- CarLocity's Deal Shopper page converts _at over 20%!_

- Buyers rate the ease of using CarLocity _4.9 Stars_

- _Women and minorities_ feel particularly abused in the car buying process. CarLocity's anonymity helps to minimize it!




# CarLocity Wins!

## PhD Designed and Conducted Survey

- Over 300 independent participants
- Presented 3 car purchasing experience options in random order
- Brands not identified
- Experiences described in neutral language

## Results: CarLocity by a Landslide!

- CarLocity - 44%
- Online-only Dealers - 25%
- Online Car Search Sites - 30%

*(Pie chart: Online Car Search Sites 30%, Online-Only Dealers 25%, CarLocity 44%)*

**Market Survey**

We commissioned an independent buyer survey - designed and conducted by an independent PhD - to determine demand on the car buyer side. When presented with anonymized descriptions of CarLocity's process, Car Shopping Websites, and Online-only Dealerships, Buyers preferred CarLocity....

- By a **72% margin over** online-only dealers and

- By a **47% margin over** car shopping websites

Cool. We're in! Let's go find a customer....

## Then we signed up the largest volume dealer in our state as our first customer.

BOO YAH! Off to the races! Time to go big or go home.

2 weeks later, we added 4 more. We're at 6 as of this writing and we project to be at 50 or more by the end of 2021! These projections cannot be guaranteed.

## The Investment

We're on Wefunder raising money to build out our technology, grow our sales, client success and marketing, complete proof of concept, and prove duplicability. We're dreaming big and moving fast - having only started in mid-June of 2020. After a brief market testing period, we've already built and launched our MVP, conducted professionally administered consumer surveys to confirm Buyer-side demand, and recently signed up our first customer - the largest volume dealer in our state!

Jump on board and take the ride with us! This is a **huge market,** ready for disruption!

# Addressable Market & Scale

## $1.01T
Private sales account for additional 20 million transactions



## $463B
Total US Addressable Market
(100% x .62 x .75 = 46.5%*)







$400B
$595B
US Annual
Dealer Market
~37m units
U.S. New Car Sales
U.S. Used Car Sales

$186B
US TAM
~17.2m units
$277B
U.S. New Car Sales
U.S. Used Car Sales

## Why You Should Be Excited

We've made some pretty amazing accomplishments without brand recognition or big budgets:









Why You Should Be Excited
From concept to customer in 4 months
(Chrysler, Jeep, Dodge, Ram x2, Subaru, Ford, Lincoln, Acura, BMW)
6 active dealers
1 Monthly Subscription, 5 in Trials
>1k users in Aug & Dec
Jeep
ACURA
Goal Completions
674
Goal Value
$0.00
Goal Conversion Rate
18.31%
>20% Conversion
Visitors to our Deal Shopper page readily submit their Deal Request